

June 1, 2012

<u>Via E-mail</u>
Mr. Edward C. White
Senior Vice President and Chief Financial Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, OH 43551

> **RE: Owens-Illinois, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 9, 2012**
> **Form 10-Q for the Quarter Ended March 31, 2012**
> **Filed April 26, 2012**
> **File No. 1-9576**

Dear Mr. White:

We have reviewed your response letter dated May 25, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26</u>

<u>Critical Accounting Estimates, page 43</u>

<u>Goodwill, page 45</u>

1.   We have reviewed your response to prior comment two from our letter dated May 11, 2012. As you indicated in your response, you have elected to aggregate the components of the South America segment and the Asia Pacific segment based upon the similar nature of their products, services, production processes, customers, methods of distribution and the manner in which you operate your business. Please expand your

critical accounting policy to disclose and discuss this qualitative assessment. Ensure your expanded disclosure also addresses the similar economic characteristics of the components pursuant to your quantitative analysis.

2.   Please provide us with your key metrics used in your quantitative analysis including the amount of revenue, gross profit and gross margin for each component of the South America segment and the Asia Pacific segment for each of the last five years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Ensure that you also show the dollar and percentage changes from period to period in your analysis. Include detailed explanations for any apparent differences in economic characteristics and trends and explain why each of these differences would not be considered an indication of differences in economic characteristics and your basis for concluding that each difference was only temporary.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ John Cash, for

Rufus Decker
Accounting Branch Chief